Comment Number	Page[s]	Explanation
1 .		EDGAR version revised
2 .	3	Costs disclosed
3 .		Not applicable. No red herrings being circulated
4 .	9	Clarified
5 .	9	Risk added
6 .	12	Corrected as requested to reconcile to the amounts disclosed
7 .	11	Table revised
8 .	13	Detail added to respond to questions in comment
9 .		Subscription agreement revised and exhibit refilled
10 .	14	Language revised
11 .	15	As no sales will be made through broker/dealers, the language has been eliminated
12 .	15	Disclosure added
13 .	21	Business development information added
14 .	22	Principal terms added
15 .	23	Additional and conforming disclosure added
16 .	22	Government regulation addressed
17 .	27	Corrected as requested. Amounts are in agreement with the financial statements
18 .	30-33	Table and additional disclosure added
19 .	30-33	Table and additional disclosure added
20 .	30-33	Table and additional disclosure added
21 .	34	Additional disclosure concerning GPT and affiliates added
22 .	34	Additional disclosure concerning GPT and affiliates added
23 .	34	Drafting note eliminated
24 .	34	Disclosure revised and clarified
25 .	34	The formal written contract has not yet been signed, as disclosed
26 .	34	Clarified
27 .		Disclosed as footnote
28 .		Corrected as requested to parenthetically note the amounts excluded from a particular line
29 .		Corrected as requested
30 .		Corrected as requested
31 .		Corrected as requested
32 .		Corrected as requested
33 .		Corrected as requested
34 .		The exhibits are now filed in their entirety. In Exhibits 10.2, 10.5, 10.6, and 10.7 - 10.2 refiled in response to this comment, Exhibit A is blank as there were no Prior Innovations.